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SEC Mail Processing Section MAR 01 2019 Washington DC 410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbour Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 D'Onofrio Drive, Suite 300
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Meyer 608-662-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South Ninth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbour Investments Inc, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

Rhonda Meyer
Signature

VP & COO
Title

My commission expires: 2-12-2021
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS

MHM

1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Harbour Investments, Inc.
Madison, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Harbour Investments, Inc. ("the Company") as of December 31, 2018, the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplemental Information
The Supplemental Information contained in Schedules I, II, and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 27, 2019

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS	
Cash and cash equivalents	$ 569,596
Commissions receivable	3,230,971
Deferred income taxes	543
Marketable securities owned, at fair value	83,646
Total assets	$ 3,884,756
LIABILITIES	
Accounts payable	$ 90,494
Commissions payable	2,984,123
Income taxes payable	5,947
Total liabilities	3,080,564
STOCKHOLDERS' EQUITY	
Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	781,192
Total stockholders' equity	804,192
Total liabilities and stockholders' equity	$ 3,884,756

See notes to financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

Revenues	
Commissions	$ 27,907,454
Advisory services	22,153,971
Investment income (loss)	(9,670)
Gross revenue	50,051,755
Expenses	
Commissions	44,637,150
Management fees	5,222,875
Professional fees	100,000
Salaries	78,214
Miscellaneous expense	14,550
Total expenses	50,052,789
Loss before income taxes	(1,034)
Income tax expense	(175)
NET LOSS	$ (1,209)

See notes to financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

	Common Stock		Paid-In	Retained	
	Shares	Amounts	Capital	Earnings	Total
Balance, January 1, 2018	208,334	$ 16,500	$ 6,500	$ 782,401	$ 805,401
Net loss				(1,209)	(1,209)
Balance, December 31, 2018	208,334	$ 16,500	$ 6,500	$ 781,192	$ 804,192

See notes to financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(1,209)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net realized and unrealized loss on marketable securities		12,646
Proceeds from (purchase of) securities		3,594
Deferred income taxes		(6,222)
Changes in assets and liabilities:		
Commissions receivable		(3,706)
Accounts payable		(234,108)
Income taxes payable		(39,422)
Commissions payable		(27,620)
Net cash used in operating activities		(296,047)
Net increase (decrease) in cash and cash equivalents		(296,047)
Cash and cash equivalents at beginning of year		865,643
Cash and cash equivalents at end of year	$	569,596
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	45,819

See notes to financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as an introducing broker in connection with the sale of mutual funds, direct participation programs and advisory services throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. COMMISSIONS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Commissions receivable consists of commissions revenue that has been recognized on a trade date basis but has not yet been received. Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

The company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income or loss. The fair value of securities is determined by obtaining quoted market prices.

D. COMPUTER EQUIPMENT

Computer equipment is carried at cost, totaling $50,840. It is fully depreciated as of December 31, 2018. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets which is five years.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

At December 31, 2018, there was a net deferred tax asset in the amount of $543 from current net unrealized gains on securities and capital loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Income taxes are different from statutory rates as a result of state minimum fees.

F. ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, the Financial Accounting Standards Board issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also requires expanded disclosures relating to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The company adopted the new standard effective January 1, 2018, using the modified retrospective approach. Results for the period beginning after January 1, 2018, are presented under ASC 606. The adoption of ASC 606 did not result in a change to the accounting for any in -scope revenue streams, as such no cumulative effect adjustment was recorded.

Revenues from Contracts with Customers

Commissions	$27,907,454
Advisory Services	$22,153,971
Total Revenue from Contracts with Customers	$50,061,425

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A description of the company's revenue streams accounted for under ASC 606 follows:

Commission revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. 12b-1 distribution fees are paid by the mutual fund over a period of time based on a percentage of the fund's daily net asset levels. The company estimates certain of its concession and fee revenues based on its historical analysis of the revenues received along with an assessment of current market conditions and activity which may affect amounts earned. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

Advisory fees are recognized on a monthly basis over the period in which the investment services are performed. Advisory fees earned are generally based on the fair market value of the assets under management. Advisory fees are calculated at the investor level and depending on the program, use their monthly, average monthly or quarter-ending capital balances. Since advisory fees are based on assets under management, significant changes in fair value of these assets will have an impact on the fees earned in future periods.

G. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

H. ACCOUNTING FOR UNCERTANITY IN INCOME TAXES

The company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The company's assessment has not identified any significant positions that it believes would not be sustained under examination. Interest and penalties related to uncertain tax positions would be accrued as income tax expense.

The company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdiction. Uncertain tax positions includes those related to tax years that remain subject to examination. The company's federal income tax returns are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns are subject to examination by state tax authorities for similar time periods.

I. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2018, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $83,646 of marketable securities employing Level One inputs.

J. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

NOTE 2 - INCOME TAXES

Composition of income tax expense (benefit) for the year ended December 31, 2018, is as follows:

Current taxes	
Federal	$ 4,097
State	2,300
Total current taxes	6,397
Deferred taxes	
Deferred tax benefit	$ (6,222)
Total deferred tax expense (benefit)	(6,222)
Total income tax expense	$ 175

NOTE 2 - INCOME TAXES (continued)

The company's total deferred tax assets and liabilities at December 31, 2018, are as follows:

Deferred tax asset	$	554
Deferred tax liability		(11)
Net deferred tax asset	$	543

Deferred tax assets are the result of a capital loss carryforward of $2,032 at December 31, 2018, that expires in 2022.

Deferred tax liabilities are a result of net unrealized gains on securities at December 31, 2018.

The company paid $45,819 of income taxes during the year ended December 31, 2018.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $5,222,875 for the year ended December 31, 2018. See Note 4 for additional related party information.

NOTE 4 - GUARANTEES

The company guarantees an office lease agreement for the benefit of Harbour Management, LLC, a related party through common ownership. In the event and for whatever reason, if Harbour Management, LLC is unable to fulfill the terms of the office lease agreement, Harbour Investments, Inc. will assume the responsibility of the entire office lease agreement from that point forward and the entirety of the agreement. The lease is paid monthly and expires August 2025. In addition to the monthly base rent, the future annual lease payments include an estimated monthly fee for common area expenses of $4,950 for the term of the lease.

NOTE 4 - GUARANTEES (continued)

The following is a schedule of the future annual lease payments that would be required under the terms of the lease if the company had to assume the lease for the years ended December 31:

2019	$ 135,394
2020	137,284
2021	139,250
2022	141,259
2023	143,291
Thereafter	243,274
	$ 939,752

Management anticipates Harbour Management, LLC will be able to fulfill the terms of the office lease agreement; therefore this obligation is not included on the statement of financial condition.

NOTE 5 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement of the greater of $100,000 or six and two-thirds of aggregate indebtedness. Aggregate indebtedness at December 31, 2018, was $3,080,564 while the company had net capital of $574,726 and a net capital requirement of $205,371. The company's net capital ratio was 5.36 to 1.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Gain
Mutual funds	83,646	83,606	40
	$ 83,646	$ 83,606	$ 40

NOTE 6 - SECURITIES OWNED (continued)

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

Investment loss reflected on the statement of operations includes realized and unrealized gains and losses as follows:

Unrealized and realized gains	$ 3,595
Unrealized and realized losses	(16,241)
Net unrealized and realized losses	$ (12,646)

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTE 8 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2018, cannot be determined.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with one organization. The company has cash of $69,000 on deposit with the clearing organizations at December 31, 2018.

NOTE 10 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraphs k(2)(i) and k(2)(ii) of the rule.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2019, the date which the financial statements were available for issue.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
As of December 31, 2018

Net capital		
Stockholders' equity		$ 804,192
Total stockholders' equity qualified for net capital		804,192
Deductions and/or charges:		
Nonallowable assets:		
Aged receivables	$ 209,153	
Deferred income taxes	543	
Total deductions and/or charges		209,696
Net capital before haircuts on securities positions		594,496
Haircuts on securities:		
Other securities	19,770	
Total haircuts on securities positions		19,770
Net capital		$ 574,726

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
(Continued)
As of December 31, 2018

Aggregated indebtedness:	
Accounts payable and accrued taxes	$ 96,441
Commissions payable	2,984,123
Total aggregated indebtedness	$ 3,080,564
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Minimum net capital 6 2/3% of aggregate indebtedness	$ 205,371
Excess net capital	$ 369,355
Ratio: aggregated indebtedness to net capital	5.36

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL REPORTED IN PART II OF FORM X-7a-5 A AS OF DECEMEBR 31, 2018

Net capital reported in unaudited focus report	$ 574,726
Audit adjustments	
None	
Net capital per page 17	$ 574,726

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT PURSUANT TO RULE 15C3-3
As of December 31, 2018

As more fully described in Note 10 of the note to the financial statements, the company does not hold funds or securities of customers. Accordingly, the company is exempt from the requirements of possession and control and to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraphs k(2)(i) and k(2)(ii) of the rule.

MHM

1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

HARBOUR INVESTMENTS, INC.

We have reviewed management's statements, included in the accompanying Harbour Investments, Inc.'s Exemption Report, in which (1) Harbour Investments, Inc. (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in the exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 27, 2019

HARBOUR
INVESTMENTS, INC.
Brokerage Services
& Financial Consultants

Harbour Investments, Inc. Exemption Report

Harbour Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Harbour Investments, Inc.

I, Rhonda Meyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Rhonda Meyer

Title: VP and COO

February 26, 2019

575 D'Onofrio Drive, Suite 300, Madison, WI 53719 • 888-855-6960 • 608-662-6100 • Fax: 608-662-6101 • Member FINRA and SIPC